                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                      ------------------------------------



                                  SCHEDULE 13D
                                 (RULE 13D-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13D-2(a)

                               (AMENDMENT NO. 10)
                      ------------------------------------


                    SHELTER PROPERTIES V LIMITED PARTNERSHIP
                                (Name of Issuer)


                     UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                                 (CUSIP Number)

                      ------------------------------------


                                JEFFREY P. COHEN
                             SENIOR VICE PRESIDENT
                         INSIGNIA FINANCIAL GROUP, INC.
                          375 PARK AVENUE, SUITE 3401
                            NEW YORK, NEW YORK 10152
                                 (212) 750-6070


                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                      ------------------------------------


                                    COPY TO:

                              JOHN A. HEALY, ESQ.
                               ROGERS & WELLS LLP
                                200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 878-8000
                      ------------------------------------



                               SEPTEMBER 17, 1998
            (Date of Event which Requires Filing of this Statement)

--------------------------------------------------------------------------------


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

--------------------------------------------------------------------------------


                                          (Continued on following pages)

                                                (Page 1 of 9 Pages)



----------------------------------                                                        -----------------------------------
CUSIP No.   NONE                                          13D/A                                    Page 2 of 9

----------------------------------                                                        -----------------------------------

=============================================================================================================================
    1.        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                                         COOPER RIVER PROPERTIES, L.L.C.
-----------------------------------------------------------------------------------------------------------------------------
    2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                                                                      (a) [ ]
                                                                                                                      (b) [X]
-----------------------------------------------------------------------------------------------------------------------------
    3.        SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------------------
    4.        SOURCE OF FUNDS
                                         NOT APPLICABLE
-----------------------------------------------------------------------------------------------------------------------------
    5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
              OR 2(e)

                                                                                                                           [ ]
-----------------------------------------------------------------------------------------------------------------------------
    6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                                         DELAWARE
-----------------------------------------------------------------------------------------------------------------------------
                                 7.      SOLE VOTING POWER
         NUMBER OF
          SHARES                                  0
       BENEFICIALLY         -------------------------------------------------------------------------------------------------
         OWNED BY                8.      SHARED VOTING POWER
           EACH
         REPORTING                                2,725
        PERSON WITH         -------------------------------------------------------------------------------------------------
                                 9.      SOLE DISPOSITIVE POWER

                                                  0
                            -------------------------------------------------------------------------------------------------
                                10.      SHARED DISPOSITIVE POWER

                                                  2,725
-----------------------------------------------------------------------------------------------------------------------------
    11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                         22,864
-----------------------------------------------------------------------------------------------------------------------------
    12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                                        [ ]
-----------------------------------------------------------------------------------------------------------------------------
    13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                         43.5%
-----------------------------------------------------------------------------------------------------------------------------
    14.       TYPE OF REPORTING PERSON
                                         OO
=============================================================================================================================






----------------------------------                                                     -----------------------------------
CUSIP No.   NONE                                          13D/A                                    Page 3 of 9

----------------------------------                                                     -----------------------------------

=============================================================================================================================
    1.        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                                         INSIGNIA PROPERTIES, L.P.
-----------------------------------------------------------------------------------------------------------------------------
    2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                                                                      (a) [ ]
                                                                                                                      (b) [X]
-----------------------------------------------------------------------------------------------------------------------------
    3.        SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------------------
    4.        SOURCE OF FUNDS
                                         NOT APPLICABLE
-----------------------------------------------------------------------------------------------------------------------------
    5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
              OR 2(e)

                                                                                                                           [ ]
-----------------------------------------------------------------------------------------------------------------------------
    6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                                         DELAWARE
-----------------------------------------------------------------------------------------------------------------------------
                                 7.      SOLE VOTING POWER
         NUMBER OF
          SHARES                                  0
       BENEFICIALLY         -------------------------------------------------------------------------------------------------
         OWNED BY                8.      SHARED VOTING POWER
           EACH
         REPORTING                                22,864
        PERSON WITH         -------------------------------------------------------------------------------------------------
                                 9.      SOLE DISPOSITIVE POWER

                                                  0
                            -------------------------------------------------------------------------------------------------
                                10.      SHARED DISPOSITIVE POWER

                                                  22,864
-----------------------------------------------------------------------------------------------------------------------------
    11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                         22,864
-----------------------------------------------------------------------------------------------------------------------------
    12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                                        [ ]
-----------------------------------------------------------------------------------------------------------------------------
    13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                         43.5%
-----------------------------------------------------------------------------------------------------------------------------
    14.       TYPE OF REPORTING PERSON
                                         PN
=============================================================================================================================






----------------------------------                                                     -----------------------------------
CUSIP No.   NONE                                          13D/A                                    Page 4 of 9

----------------------------------                                                     -----------------------------------

=============================================================================================================================
    1.        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                                         INSIGNIA PROPERTIES TRUST
-----------------------------------------------------------------------------------------------------------------------------
    2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                                                                      (a) [ ]
                                                                                                                      (b) [X]
-----------------------------------------------------------------------------------------------------------------------------
    3.        SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------------------
    4.        SOURCE OF FUNDS
                                         NOT APPLICABLE
-----------------------------------------------------------------------------------------------------------------------------
    5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
              OR 2(e)

                                                                                                                           [ ]
-----------------------------------------------------------------------------------------------------------------------------
    6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                                         MARYLAND
-----------------------------------------------------------------------------------------------------------------------------
                                 7.      SOLE VOTING POWER
         NUMBER OF
          SHARES                                  0
       BENEFICIALLY         -------------------------------------------------------------------------------------------------
         OWNED BY                8.      SHARED VOTING POWER
           EACH
         REPORTING                                22,864
        PERSON WITH         -------------------------------------------------------------------------------------------------
                                 9.      SOLE DISPOSITIVE POWER

                                                  0
                            -------------------------------------------------------------------------------------------------
                                10.      SHARED DISPOSITIVE POWER

                                                  22,864
-----------------------------------------------------------------------------------------------------------------------------
    11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                         22,864
-----------------------------------------------------------------------------------------------------------------------------
    12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                                        [ ]
-----------------------------------------------------------------------------------------------------------------------------
    13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                         43.5%
-----------------------------------------------------------------------------------------------------------------------------
    14.       TYPE OF REPORTING PERSON
                                         OO
=============================================================================================================================






----------------------------------                                                     -----------------------------------
CUSIP No.   NONE                                          13D/A                                    Page 5 of 9

----------------------------------                                                     -----------------------------------

=============================================================================================================================
    1.        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                                         INSIGNIA FINANCIAL GROUP, INC.
-----------------------------------------------------------------------------------------------------------------------------
    2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                                                                      (a) [ ]
                                                                                                                      (b) [X]
-----------------------------------------------------------------------------------------------------------------------------
    3.        SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------------------
    4.        SOURCE OF FUNDS
                                         NOT APPLICABLE
-----------------------------------------------------------------------------------------------------------------------------
    5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
              OR 2(e)

                                                                                                                           [ ]
-----------------------------------------------------------------------------------------------------------------------------
    6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                                         UNITED STATES
-----------------------------------------------------------------------------------------------------------------------------
                                 7.      SOLE VOTING POWER
         NUMBER OF
          SHARES                                  0
       BENEFICIALLY         -------------------------------------------------------------------------------------------------
         OWNED BY                8.      SHARED VOTING POWER
           EACH
         REPORTING                                22,864
        PERSON WITH         -------------------------------------------------------------------------------------------------
                                 9.      SOLE DISPOSITIVE POWER

                                                  0
                            -------------------------------------------------------------------------------------------------
                                10.      SHARED DISPOSITIVE POWER

                                                  22,864
-----------------------------------------------------------------------------------------------------------------------------
    11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                         22,864
-----------------------------------------------------------------------------------------------------------------------------
    12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                                        [ ]
-----------------------------------------------------------------------------------------------------------------------------
    13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                         43.5%
-----------------------------------------------------------------------------------------------------------------------------
    14.       TYPE OF REPORTING PERSON
                                         CO
=============================================================================================================================







----------------------------------                                                     -----------------------------------
CUSIP No.   NONE                                          13D/A                                    Page 6 of 9

----------------------------------                                                     -----------------------------------

=============================================================================================================================
    1.        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                                         ANDREW L. FARKAS
-----------------------------------------------------------------------------------------------------------------------------
    2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                                                                      (a) [ ]
                                                                                                                      (b) [X]
-----------------------------------------------------------------------------------------------------------------------------
    3.        SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------------------
    4.        SOURCE OF FUNDS
                                         NOT APPLICABLE
-----------------------------------------------------------------------------------------------------------------------------
    5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
              OR 2(e)

                                                                                                                           [ ]
-----------------------------------------------------------------------------------------------------------------------------
    6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                                         UNITED STATES
-----------------------------------------------------------------------------------------------------------------------------
                                 7.      SOLE VOTING POWER
         NUMBER OF
          SHARES                                  0
       BENEFICIALLY         -------------------------------------------------------------------------------------------------
         OWNED BY                8.      SHARED VOTING POWER
           EACH
         REPORTING                                22,864
        PERSON WITH         -------------------------------------------------------------------------------------------------
                                 9.      SOLE DISPOSITIVE POWER

                                                  0
                            -------------------------------------------------------------------------------------------------
                                10.      SHARED DISPOSITIVE POWER

                                                  22,864
-----------------------------------------------------------------------------------------------------------------------------
    11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                         22,864
-----------------------------------------------------------------------------------------------------------------------------
    12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                                        [ ]
-----------------------------------------------------------------------------------------------------------------------------
    13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                         43.5%
-----------------------------------------------------------------------------------------------------------------------------
    14.       TYPE OF REPORTING PERSON
                                         IN
=============================================================================================================================

                        AMENDMENT NO. 10 TO SCHEDULE 13D

         This Amendment No. 10 amends and supplements the Statement on Schedule 13D originally filed with the Commission on May 30, 1995, as amended by Amendment No. 1 filed with the Commission on June 14, 1995, Amendment No. 2 filed with the Commission on June 21, 1995, Amendment No. 3 filed with the Commission on July 3, 1995, Amendment No. 4 filed with the Commission on November 27, 1995, Amendment No. 5 filed with the Commission on April 25, 1997, Amendment No. 6 filed with the Commission on July 1, 1997, Amendment No. 7 filed with the Commission on July 21, 1998, Amendment No. 8 filed with the Commission on August 18, 1998 and Amendment No. 9 filed with the Commission on August 24, 1998 (the "Statement") which was previously filed by Cooper River Properties, L.L.C. (the "Purchaser"), Insignia Properties, L.P. ("IPLP"), Insignia Properties Trust ("IPT"), Insignia Financial Group, Inc. ("Insignia") and Andrew L. Farkas (collectively, the "Reporting Persons") in connection with their beneficial ownership of units of limited partnership interest ("Units") in Shelter Properties V Limited Partnership, a South Carolina limited partnership (the "Partnership"). The Statement relates to an offer by the Purchaser to purchase up to 19,500 of the outstanding Units at a purchase price of $520 per Unit, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 21, 1998 (the "Offer to Purchase") and the related Assignment of Partnership Interest (which, together with any supplements or amendments, collectively constitute the "Offer").

         The following Items of the Statement are hereby supplemented and/or amended:

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

             (a)-(b) The Purchaser directly owns 2,725 Units and IPLP directly owns 20,139 Units (for an aggregate of 22,864 Units), representing approximately 5.2% and 38.3%, respectively, or a total of 43.5% of the outstanding Units based on the 52,538 Units reported by the Partnership to be outstanding at July 1, 1998.

             IPLP may be deemed to beneficially own the Units directly owned by the Purchaser by reason of IPLP's ownership interest in that entity, and IPT, Insignia and Mr. Farkas may be deemed to beneficially own the Units directly owned by the Purchaser and IPLP by reason of each of IPT's and Insignia's ownership interest in IPLP and Mr. Farkas's relationship with Insignia. The Purchaser is a recently formed, wholly-owned subsidiary of IPLP, which is the operating partnership of IPT. IPT is the sole general partner of IPLP (owning approximately 70% of the total equity interests in IPLP), and Insignia is the sole limited partner of IPLP (owning approximately 30% of the total equity interests in IPLP). Insignia and its affiliates also own approximately 57% of the outstanding common shares of IPT. Mr. Farkas is the Chairman, Chief Executive Officer and President of Insignia and is the beneficial owner of approximately 18% of its outstanding common stock. Accordingly, for purposes of this Statement: (i) the Purchaser is reporting that it shares the power to vote or direct the vote and the power to dispose or direct the disposition of the 2,725 Units directly owned by it; (ii) IPLP is reporting that it shares the power to vote or direct the vote and the power to dispose or direct the disposition of the 20,139 Units directly owned by it and the 2,725 Units directly owned by the Purchaser; and (iii) IPT, Insignia and Mr. Farkas are reporting that they each share the power to vote or direct the vote and the power to dispose or direct the disposition of the aggregate of 22,864 Units directly owned by the Purchaser and IPLP.

             (c) On September 17, 1998, pursuant to the Offer commenced by the Purchaser, IPLP, IPT and Insignia on July 21, 1998, the Purchaser paid $501.00 (reflecting a reduction for a cash distribution of $19.00 per Unit previously paid to holders of Units, as required by the terms of the Offer) per Unit for an aggregate of 2,725 Units tendered pursuant to the Offer. No other transactions in the Units were effected by the Reporting Persons in the past 60 days.

             (d)-(e)  Not applicable.

                                   SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 24, 1998


                                    COOPER RIVER PROPERTIES, L.L.C.


                                     By:    /s/ JEFFREY P. COHEN
                                     --------------------------------------
                                           Jeffrey P. Cohen
                                           Manager



                                     INSIGNIA PROPERTIES, L.P.

                                     By:   Insignia Properties Trust,
                                           its General Partner


                                     By:    /s/ JEFFREY P. COHEN
                                     --------------------------------------
                                           Jeffrey P. Cohen
                                           Senior Vice President



                                     INSIGNIA PROPERTIES TRUST


                                     By:    /s/ JEFFREY P. COHEN
                                     --------------------------------------
                                           Jeffrey P. Cohen
                                           Senior Vice President



                                     INSIGNIA FINANCIAL GROUP, INC.


                                     By:    /s/ FRANK M. GARRISON
                                     --------------------------------------
                                           Frank M. Garrison
                                           Executive Managing Director



                                     ANDREW L. FARKAS


                                      /s/  ANDREW L. FARKAS
                                     --------------------------------------
                                     By: Jeffrey P. Cohen, Attorney-in-Fact